UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 21, 2021

NORTHERN STAR INVESTMENT CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39929	85-3909728
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable warrant	NSTB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	NSTB	The New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	NSTB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure.

As previously announced, Northern Star Investment Corp. II, a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among Northern Star, NISC II-A Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, NISC II-B Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, Apex Clearing Holdings LLC, a Delaware limited liability company (“Apex”) and, solely for the purposes of Section 5.21 therein, PEAK6 Investments LLC, a Delaware limited liability company (“PEAK6”). Pursuant to the Merger Agreement, the parties will enter into a business combination transaction, as a result of which Apex will become a wholly-owned subsidiary of Northern Star, with the members of Apex becoming stockholders of Northern Star.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is a press release issued by Apex announcing that Apex has released its Q1 2021 Apex Next Investor Outlook, which sheds light on the top stocks held by the Millennial and Gen Z demographics and offers an unprecedented view into the behaviors of these classes of investors, as well as other generations.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

NORTHERN STAR AND APEX AND THEIR RESPECTIVE DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING ITS FINAL PROSPECTUS DATED JANUARY 25, 2021, FILED WITH THE SEC ON JANUARY 27, 2021 IN CONNECTION WITH ITS INITIAL PUBLIC OFFERING. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS ALSO IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM S-4 FOR THE PROPOSED TRANSACTIONS, FILED WITH THE SEC ON APRIL 8, 2021, WHICH INCLUDES A PROXY STATEMENT AND PROSPECTUS FOR THE PROPOSED TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS INCLUDED IN THE REGISTRATION STATEMENT.

INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND APEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND APEX, ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC2.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR INVESTMENT CORP. II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR APEX, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER NORTHERN STAR NOR APEX UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE APEX’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND APEX’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN NORTHERN STAR AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN NORTHERN STAR.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN THE REGISTRATION STATEMENT AND IN NORTHERN STAR’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-

LOOKING STATEMENTS CONCERNING NORTHERN STAR AND APEX, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND APEX OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE AND THOSE INCLUDED IN NORTHERN STAR’S FILINGS WITH THE SEC. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR APEX UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 21, 2021	NORTHERN STAR INVESTMENT CORP. II

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer

Exhibit 99.1

Meme Stocks Make their Historic Debut in Apex Next Investor Outlook Amid Retail Trading Boom

Apex’s Latest Quarterly Report Reveals Young Investors Repositioning Their Portfolios Post Covid-19 in Favor of Meme Stocks and Penny Shares

DALLAS, TX (April 21, 2021) – Apex Clearing Corporation (“Apex” or the “Company”), the fintech for fintechs powering innovation and the future of digital wealth management, today released its Q1 2021 Apex Next Investor Outlook, which sheds light on the top stocks held by the critical Millennial and Gen Z demographics and offers an unprecedented view into the behaviors of these rising classes of investors, as well as other generations.

As the vaccine rollout expands and the economy continues to reopen, the data indicates younger investors rotated into hot sectors like meme stocks and penny shares while taking profits out of the re-opening theme comprised of vaccine makers, airlines, and cruise companies. However, while Millennial investors did participate in novel trades, they upheld an unwavering commitment to their sizable, long-term positions in companies specializing in e-commerce, electric vehicles and personal tech.

“To say that this year has been volatile and unprecedented would be a vast understatement,” said Bill Capuzzi, Chief Executive Officer of Apex. “At the outset of 2021, we quickly saw younger traders ditching the holds they had on vaccine leaders in favor of stocks like AMC and GameStop that weren’t previously ranked, fueled by buzz in chat rooms and social media platforms. Investing habits have indeed shifted among newer generations, but one thing that has remained constant is their confidence in Wall Street darlings like Tesla and Apple, demonstrating the steadfast trend of technological innovation.”

The Apex Next Investor Outlook includes an analysis of the top 100 stocks owned by millions of investors on the Apex Clearing platform, with a special focus on Gen Z and Millennial digital investor sentiment. The Q1 2021 report analyzed more than 3 million U.S.-based Millennial investment accounts with an average age of 32 years, in addition to nearly 1 million Gen Z accounts with an average age of 20 years, as of March 31, 2021.

Themes in the Q1 Apex Next Investor Outlook include:

•

Meme stocks make a splash with younger generations: Meme stocks—shares that have gone viral, often after being touted on forums like Reddit—made their debut on the Millennial top 100, with movie theater chain AMC ranking [#7] and video game retailer GameStop [#5]. Support for AMC and GameStop, arguably the most notable stocks of the meme theme, extended beyond millennial investors, with both companies showing most prominence on the Gen Z top 100 list, ranking at [#6] and [#4] respectively. Boomers, however, showed less interest: The highest relevant ranking for the older cohort was AMC at [#76].

•

Millennial and Gen Z show penny stocks some love: Meme stocks weren’t the only market segment to benefit from the recent surge in retail trading and growing influence of online communities: Trading also boomed in so-called penny stocks—shares which trade for less than $5 apiece. Both Gen Z and Millennials showed interest in low-dollar stocks, but securities priced less than $5 ranked on average 9 points higher on Gen Z’s top 100 list vs. the Millennials’ list. Notable jumps in the rankings for these stocks on the Gen Z list include Sundial Growers advancing 50 spots to #17, and Zomedica climbing from previously unranked up to #19. In February 2021, there were 1.9 trillion transactions in over-the-counter markets, where many penny stocks trade, an increase of more than 2,000% from a year earlier.[1]

[1]	https://www.nytimes.com/2021/03/18/business/dealbook/penny-stocks-mania.html

•

Return-to-normal trade takes a breather: In the early days of the pandemic, younger investors positioned for the eventual economic reopening by buying shares of vaccine makers, airlines and cruise companies. Today, as the reopening is underway and gaining momentum nationwide, Millennials and Gen Z are both trimming these positions—often after a big run-up in price. Pharmaceutical company Moderna declined 21 spots to land at #48 for Millennials and fell 28 spots to #67 for Gen Z. Similarly, Pfizer fell 24 spots to #44 for Millennials and fell 30 spots to #51 for Gen Z. Johnson & Johnson is also losing steam, with subtle declines landing at #51 for Millennials and #32 for Gen Z. Several travel companies slipped in the rankings, including United Airlines, Delta Air Lines, American Airlines, Royal Caribbean Cruises and Norwegian Cruise Line.

•

Young investors show continued support for long-term heavyweights: While Millennial and Gen Z investors did participate in tactical trades—rotating into hot sectors like meme stocks and penny shares while selling out of the cooling re-opening theme—conviction in their biggest positions held steady. The top 3 holdings were unchanged for Millennials and Gen Z quarter-over-quarter, with Tesla remaining #1, Apple #2 and Amazon #3. In fact, Millennials’ top 3 stocks have been remarkably steady: Apple, Tesla and Amazon have consistently topped the rankings since Q2 2019, exemplifying ongoing support for long-term themes like e-commerce, electric vehicles, and personal tech.

•

Gen Z sees potential in crypto: Marathon Digital Holdings made a massive leap in the rankings on Gen Z’s top 100 list, catapulting from previously unranked up to #25, which is the highest ranking crypto stock across all generations on the Apex platform. Following suit, Riot Blockchain wasn’t found on Gen Z’s list last quarter but made its way up to #38 in Q1.

Apex is a proven industry leader in product development and client experience so that anyone, regardless of their level of capital, can invest. In 2020, Apex Clearing processed 450 million trades, and over 68 million trades in the month of January 2021 alone. The Company currently serves over 200 clients globally, representing almost 15 million customer accounts, 5 million of which have been opened in 2021 and more than 1.5 million of which represent newly opened accounts for crypto assets.

“Fueled by a confluence of factors including a heightened online presence, zero-commissions, technology and fear-of-missing-out, retail traders are continuing to enter the markets at a breakneck pace, emphasized by the 68+ million trades we processed in January alone,” said Tricia Rothschild, President of Apex Clearing. “As a champion of powering the next wave of innovation, financial freedom and market access for all, we’re advocates for the new entrants and want to emphasize the importance of industry education and accessible resources needed for all investors. We look forward to the continued democratization of trading, especially as Gen Z investors keep flocking to the markets.”

To see the complete list of the Apex Top 100 stocks among Millennial and Gen Z investors, click here.

ABOUT APEX CLEARING CORPORATION

Apex Clearing Corporation, a subsidiary of Apex Fintech Solutions LLC, is the fintech for fintechs powering innovation and the future of digital wealth management. Our proprietary enterprise-grade technology delivers speed, efficiency, and flexibility to firms ranging from innovative start-ups to blue-chip brands focused on transformation to capture a new generation of investors. We help our clients provide the seamless digital experiences today’s consumers expect with the throughput and scalability needed by fast-growing, high-volume financial services businesses. Founded in 2012, Apex Clearing is registered with the SEC, a member of FINRA and a participant in SIPC.

For more information, visit the Apex Fintech Solutions website, and follow the company on Instagram, LinkedIn, and Twitter.

IMPORTANT INFORMATION

Investing is speculative, past performance is not a guide to future performance, future returns are not guaranteed, and a loss of original capital may occur. Fluctuations in exchange rates could have adverse effects on the value or price of, or income derived from, certain investments.

The views noted in this press release are solely intended for educational and informational purposes only and should not be construed as research, analysis, or a recommendation to buy or sell a particular security or product. Readers of this press release should consider whether this information is suitable for their particular investment circumstances and if appropriate, seek professional advice, including tax advice.

This summary data in this press release is comprised of specific types of accounts that met certain criteria that clear though Apex (e.g., self-directed individual accounts within a certain age range at a particular point in time). This information may not be reproduced or distributed, in whole or in part, without the express prior written consent of Apex. Further, the information herein is subject to change without notice. The names and logos of financial and other firms referenced herein are not affiliated with Apex.

CONTACTS

Investors:

(214) 765-1595

IR@Apexclearing.com

Media:

Carissa Felger/Genna Pirrong

Gasthalter & Co.

(312) 319-9233

ApexClearing@gasthalter.com